Mail Stop 3561

April 9, 2008

James J. Patterson
Senior Vice President and Chief Financial Officer
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018

> **Re: Schawk, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 1, 2008**
> **File No. 001-09335**

Dear Mr. Patterson:

We have reviewed the above referenced filing and have the following comment. We ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within five business days.

1.   We note that the pending restatement is the result of accounting errors primarily from software capitalization and timing of revenue and cost recognition at the digital solutions business. The software capitalization errors appear to be the most significant of the errors. We also note from your December 3, 2007 and January 22, 2008 correspondence to the staff that only certain immaterial costs were deemed non capitalizable and therefore no adjustment to or disclosure in the consolidated financial statements was required. Please tell us in clear and complete detail the facts and circumstances surrounding your conclusion to restate prior period financial statements given your previous conclusion that the prior period financial statements did not require adjustment. In your response, explain the changes in your analysis that lead you to conclude that the prior period financial statements should be restated.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant